April 20, 2006

Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549-7561

Dear Sirs/Madams:

We have read item 4 of Comtech Group, Inc.'s Form 8-K dated April 13, 2006, and we agree with the statements made therein, except we have no basis on which to agree or disagree with the following statements made in the last paragraph.

".... in the subsequent interim period prior to April 13, 2006, the Company did not consult with KPMG regarding (1) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's consolidated financial statements and no written or oral advice was provided by KPMG that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a disagreement or event, as set forth in Item 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-B."

Yours truly,